Exhibit 99.1

Hailiang Education Enters into Strategic Cooperation Agreement with Pate’s Grammar School

HANGZHOU, China, September 25, 2017 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG), (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced that its affiliate, Zhejiang Hailiang Education Investment Co., Ltd.,(“Zhejiang Hailiang”) has entered into a Strategic Cooperation Agreement (the “Agreement”) with Pate’s Grammar School Trading Company, a wholly owned subsidiary of Pate’s Grammar School ( “Pate’s”), a well-known British mixed government school, to strengthen the competitive advantages and fast growth of both Hailiang Education and Pate’s.

The purpose of signing the agreement between the two parties is to provide a higher standard of education to co-operative school(s), exchange teaching methods, cultural experience as well as explore the education market in both China and the UK. Pursuant to the Agreement, Pate’s will cooperate with Hailiang Education in delivering A-level and other international courses, providing education consulting services as well as launching annual exchange programs for students and faculty among co-operative school(s).

Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education, commented: “We are excited to partner with Pate’s Grammar School as Pate’s has a 443-years history with a stalwart reputation in England. Pate’s Grammar School was awarded as the “Best Secondary School in the Country” in 2013 by The Times newspaper and was among the top 6 British mixed public high schools in 2016. 36 A-level students from Pate’s were accepted by Oxford or Cambridge universities in 2017. Cooperating with such a distinguished partner will increase Hailiang’s brand awareness as well as expand Hailiang’s international education market. According to the robust education market demand in China, we expect to establish about 10 cooperative schools or projects in the coming three years from 2018 to 2020. We look forward to growing our business through comprehensive and long-term cooperation with Pate’s.”

Mr. Russel Ellicott, Principal of Pate’s stated: “Pate’s Grammar School welcomes the opportunity to work closely with Hailiang Education to create outstanding learning experiences for students in China. From the beginning our relationship has been built on trust, support and a desire to provide the best outcomes for young people, and I am sure that these feelings will be the focus of the exciting new developments that we are planning.”

Mr. Russel Ellicott continued: “The Hailiang schools are based on high standards, offer fabulous facilities and have a strong vision for future improvements. Pate’s Grammar School is one of the most successful Government schools in England and we are delighted that we have found a Chinese partner that is similarly successful and shares our high aspirations. Together we are a very strong team that will provide a compelling educational experience to students in China.”

About Hailiang Education Group Inc.

Founded in 1995, Hailiang Education Group Inc. (“Hailiang Education” or the “Company”) provides private K-12 educational services through its subsidiary and affiliated entities in China; the company operates three private schools in Zhuji city, Zhejiang province: Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. Hailiang Education Park, the Company’s newest campus, was opened in September 2015 and represents Hailiang Education’s commitment in delivering comprehensive and high-quality educational programs. Hailiang Education offers a variety of educational programs, including basic educational programs and international programs at the kindergarten, primary school, middle school, and high school levels, as well as preparatory courses designed for university-bound students studying for A-level courses in the United Kingdom and the SAT examination in the United States. For more information, please visit www.hailiangeducation.com

About Pate’s Grammar School

Pate’s Grammar school (“Pate’s”) was founded in 1574 with a fund bestowed to Corpus Christi College, Oxford by Richard Pate and located in the Cheltenham, Gloucestershire, England. Pate’s is a mixed high school for students aged 11-18. There are about 1200 students at the school. As one of the leading government schools in the UK, Pate’s always ranked in the top 5 schools nationally for A Level results. Math and Sciences are a particular strength of the school. Every year about 40 students from Pate’s win places at Oxford and Cambridge Universities, with many others also going to top universities such as Imperial and UCL. Today Pate’s is based in a beautiful modern campus with excellent facilities. In 2013 the Times newspaper announced Pate’s Grammar School as School of the Year in the country. Pate’s is a Teaching School, an honor given to the most Outstanding schools in recognition of the work they do to support other schools to become outstanding. For more information, please visit www.pates.gloucs.sch.uk

Forward-Looking Statements

This press release contains information about Hailiang Education’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hailiang Education encourages you to review other factors that may affect its future results in Hailiang Education’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com